CUSIP No.	13D	Page 1 of 4 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5 )

DNAPrint Genomics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

2332 4Q 202

(CUSIP Number)

Tony N. Frudakis

1621 West University Parkway

Sarasota, Florida  34243

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |  |

CUSIP No. 2332 4Q 20 2

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tony N. Frudakis, PhD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

CUSIP No.	13D	Page 2 of 4 Pages

NUMBER OF	7	SOLE VOTING POWER 26,562,829 */**
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 26,562,829 */**
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,562,829 */**
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14		TYPE OF REPORTING PERSON IN

 * Reflective of 20:1 reverse stock split effective 7/12/2005

** Reflects 3,062,829 shares owned and vested options to purchase 23,500,000 shares

CUSIP No.	13D	Page 3 of 4 Pages

Item 1.

Security and Issuer.

DNAPrint Genomics, Inc.

1621 West University Parkway

Sarasota, FL  34243

Item 2.

Identity and Background.

(a)

Tony N. Frudakis, Ph.D.

(b)

1621 West University Parkway, Sarasota, FL  34243

(c)

Chief Scientific Officer, DNAPrint Genomics, Inc., 1621 West University Parkway, Sarasota, FL  34243

(d)

Not applicable.

(e)

Not applicable.

(f)

United States

Item 3.

Source or Amount of Funds or Other Consideration.

The Company granted options for 20,000,000 shares of its common stock to Dr. Frudakis pursuant to an amendment of the Company Stock Option Plan by Resolution of the Board of Directors effective April 27, 2007.  These options vest monthly through December 26, 2007.

Item 4.

Purpose of the Transaction.

The options were granted to Dr. Frudakis in recognition of his service to the Company pursuant to the Company Stock Option Plan.

Item 5.

Interest in Securities of the Issuer.

(a)

26,562,829 */** shares representing 4.5% of the common stock outstanding

(b)

Sole Voting Power    26,562,829 */**

Shared Voting Power    0

Sole Dispositive Power   26,562,829 */**

Shared Dispositive Power      0

(c)

Except as described in Item 3 above, Dr. Frudakis did not effect any transactions in the common stock of DNAPrint Genomics, Inc. during the past sixty days.

(d)

Not applicable.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Dr. Frudakis is party to an employment agreement dated April 27, 2007, with the Company to which Dr. Frudakis will receive 20,000,000 stock options vesting monthly through December 27, 2007.  The full text of this employment agreement is set forth as Exhibit 10.27 to Form 10-QSB filed May 14, 2007, which is hereby incorporated by reference.

Dr. Frudakis is party to an employment agreement dated April 27, 2007, with a subsidiary of the Company, DNAPrint Pharmaceutical, Inc., to which Dr. Frudakis is entitled to receive an annual salary of $240,000 from our wholly-owned subsidiary, of which $168,000 is to be paid currently in cash, and 30%, or $72,000 per year, is to be accrued and paid at a time selected by our board of directors, but not later than upon termination of employment.  The full text of this employment agreement is set forth as Exhibit 10.31 to Form 10-QSB filed May 14, 2007, which is hereby incorporated by reference.

CUSIP No.	13D	Page 4 of 4 Pages

Item 7.

Material to be filed as Exhibits.

Not applicable

* Reflective of 20:1 reverse stock split effective 7/12/2005

** Reflects 3,062,829 shares owned and vested options to purchase 23,500,000 shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2007
(Date)

By:	/S/ Richard L. Gabriel
Chief Executive Officer and President